LANDBANK GROUP, INC.
                             7030 Hayvenhurst Avenue
                             Van Nuys, CA 91406-3801
                                 (818) 464-1640

                                                               February 15, 2007

Karen J. Garnett
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Ms. Garnett:

Pursuant to your letter dated February 13, 2007, I herewith submit the following responses to the SEC's additional comments which were set forth therein:


Impairment of Inventory, page 16
--------------------------------

     1. We have read your disclosure provided in response to prior comment 2. This disclosure appears to duplicate your accounting policy description provided in response to prior comment 9 and disclosed in the notes to the financial statements. Please expand your discussion here to specifically address why your asset impairment methodology bears the risk of change and clarify the nature of uncertainty surrounding your assumptions. Refer to the guidance in FR-72.

The Company has complied with this comment by revising the relevant disclosure in Item 2 under the section entitled "Management's Discussion and Analysis or Plan of Operation: Impairment of Inventory" commencing on page 16 of the registration statement, with conforming changes elsewhere as appropriate.

The Company has revised its "Impairment of Inventory" disclosure to specifically address (1) how the Company analyzes its inventory for impairment, (2) exactly when the impairment charge, if any, is recorded, (3) the methodology/assumptions used by the Company, and (4) how our methodology bears the risk of change.

Executive Compensation, Page 21
-------------------------------

     2. We note your statement in footnote three that you did not expense the options granted on December 28, 2006 because the options were granted late in the year and the performance milestones had not been achieved as of December 31, 2006. Please note that if you expense these options

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          in 2006 in response to comment four below,  the value of these options would have to be disclosed in column (f).


The Company has complied with this comment by revising column (f) to include the recognized compensation expense detailed below in comment 4.


Financial Statements

Note 1 - Nature of Business and Significant Accounting Policies, page F-7

Inventory, page F-8
-------------------

     3. We have read your disclosure provided in response to prior comment 9. Please revise your disclosure to clarify how management assesses your properties for impairment. In that regard, clarify your disclosure to clearly state whether an impairment charge is recorded when a property is determined to be "difficult or impossible to sell" or when the carrying amount of the property exceeds its fair value. Please advise us and revise.

The Company has complied with this comment by replacing the previous inventory disclosure with the revised "Impairment of Inventory" disclosure referenced above in comment 1. This revised disclosure specifically addresses (1) what the Company's inventory consists of, (2) how the Company records its inventory, (3) how the Company reviews its inventory for impairment, and (4) exactly when the Company records an impairment charge.

Please note that the Company has tried to be very specific in detailing that any impairment charges are recorded when the Company determines that the recorded, or carrying, value of the property has been determined to exceed its estimated Fair Market Value (FMV). The Company performs quarterly impairment reviews to first identify any "problem" properties and then to determine if these "problem" properties are impaired, with impairment resulting if the recorded cost is in excess of the estimated FMV. Should it be determined that the property is impaired, the Company records an impairment charge at that time, as the Company writes-down the value of the property to its estimated FMV.

As of this filing, the Company has not experienced/recorded any impairment of its inventory.

Stock-Based Compensation, page F-9
----------------------------------

     4    Refer to your  December 28, 2006 stock option grant  discussed on page
          22. Based upon your disclosure, it appears that the "achievement of a specified performance goal related to (y)our stock price" is a market condition as defined in Appendix E of SFAS 123(R). In that regard, we would expect the effect of a market condition to be reflected in the grant-date fair value of the award and compensation cost to be recognized regardless of when, if ever, the market condition is satisfied .Please tell us how you considered paragraphs 19, 47, and A51 of SFAS 123(R) in determining your accounting treatment. In your response, indicate to us whether the recipients of the stock option grants are required to meet any service conditions in order to be entitled to the awards.

The Company has reviewed SFAS 123(R), in particular paragraphs 19, 47, and A51, and has determined that although the market condition (performance goal) was not achieved as of December 31, 2006, there is a service condition attached to the stock option grant, therefore, the value of the option should be expensed over the term of the option grant. Upon review of the option grant, the term of the grant is for twelve months from the date of the grant, so using the term of the grant to establish the term of the associated service condition, the Company has revised its "Stock-Based Compensation" disclosure to include compensation expense relating to the stock option grants to Messrs. Gravink and Hewitt in fiscal 2006. Each option was valued at $11,681 on the grant date ($23,362 in the aggregate for both optionees), so the Company has recorded compensation expense of $1,948 per month, for the twelve month period beginning in December 2006, which coincides with the term of the service condition.

In determining the term of the option grant, and service condition, the Company focused on the terminology in the grant stating that the option will expire if the market condition/performance goal is not met within one year from the date of grant. The Company interpreted this as a one-year term, therefore, the Company felt it was reasonable to expense the value of the option over the twelve-month option term. Furthermore, the Company relied on this terminology to determine that there was an implied one-year service condition, as the option grant is directly linked to future services/performance as a Director of the Company, provided participant continues to provide Continuous Service to the Company or any Affiliate. Each option's vesting and exercise is expressly conditioned upon the optionee's continued service to the Company or any Affiliate.

In regard to the valuation of the option grants, the Company did consider the market condition/performance goal and its potential impact on the value of the grant. The Company believes that there is an above average probability that the market condition will be satisfied, so the Company opted not to factor in any "discount" to the value of the option grant. The Company also believed that any potential discount that might have been factored into the valuation process would not be material in nature.

I hope the above has adequately addressed each and every comment.


                                                    Sincerely,

                                                    /s/ Doug Gravink

                                                    Doug Gravink
                                                    Chief Executive Officer